     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 20, 2004

                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                    FORM S-3

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                             ---------------------

                                DUKE CAPITAL LLC
             (Exact name of registrant as specified in its charter)

                             ---------------------

        DUKE CAPITAL LLC                     DELAWARE                        56-0282142
  (Exact name of registrant as   (State or other jurisdiction of  (I.R.S. Employer Identification
   specified in its charter)      incorporation or organization)              Number)

                            526 SOUTH CHURCH STREET
                        CHARLOTTE, NORTH CAROLINA 28202
                                  704-594-6200
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                DAVID L. HAUSER                             VINCENT PAGANO, JR., ESQ.
                   PRESIDENT                              SIMPSON THACHER & BARTLETT LLP
            526 SOUTH CHURCH STREET                            425 LEXINGTON AVENUE
        CHARLOTTE, NORTH CAROLINA 28202                      NEW YORK, NEW YORK 10017
                 (704) 382-3400                                   (212) 455-2000

         (Names, addresses, including zip codes, and telephone numbers, including area codes, of agents for service)

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement as determined by market conditions and other factors.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
                                                            PROPOSED MAXIMUM       PROPOSED MAXIMUM
                                        AMOUNT TO BE         OFFERING PRICE           AGGREGATE             AMOUNT OF
       TITLE OF EACH CLASS OF            REGISTERED            PER SHARE            OFFERING PRICE      REGISTRATION FEE
    SECURITIES TO BE REGISTERED              (1)               (1)(2)(3)             (1)(2)(3)(4)            (1)(4)
--------------------------------------------------------------------------------------------------------------------------
Duke Capital LLC Senior Notes.......    $988,250,000              100%               $988,250,000           $125,211
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------

(1) There are being registered hereunder such presently indeterminate principal amount of Senior Notes of Duke Capital LLC with an aggregate initial offering price, when combined with the same securities registered on Registration Statement No. 333-60062, not to exceed $1,750,000,000. Pursuant to Rule 457(o) under the Securities Act of 1933, which permits the registration fee to be calculated on the basis of the maximum offering price of all the securities listed, the table does not specify by each class information as to the amount to be registered, proposed maximum offering price per unit or proposed maximum aggregate offering price.

(2) Estimated solely for the purpose of determining the registration fee.

(3) Exclusive of accrued interest and distribution, if any.

(4) As permitted by Rule 429 under the Securities Act of 1933, the prospectus included herein is a combined prospectus which also relates to Registration Statement No. 333-60062 previously filed by Duke Capital LLC as to which securities having an aggregate offering price of $761,750,000 remain unsold. The registration fee of $83,316 associated with such securities was previously paid. Accordingly, the registration fee consists of $125,211 paid herewith and the $83,316 previously paid. This registration statement shall act, upon effectiveness, as Post-Effective Amendment No. 1 to Registration Statement No. 333-60062.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                                EXPLANATORY NOTE

     On March 1, 2004, Duke Capital Corporation was converted to a limited liability company pursuant to Section 18-214 of the Delaware Limited Liability Company Act and Section 266 of the General Corporation Law of Delaware. The resulting entity is named Duke Capital LLC and is a Delaware limited liability company. Duke Capital LLC's sole member is Duke Energy Corporation.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETED AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE OF THESE SECURITIES IS NOT PERMITTED.

                  SUBJECT TO COMPLETION, DATED APRIL 20, 2004

PROSPECTUS

                                 $1,750,000,000

                                DUKE CAPITAL LLC
                    A SUBSIDIARY OF DUKE ENERGY CORPORATION

                                  SENIOR NOTES

                             ---------------------

     This prospectus contains summaries of the general terms of these securities. You will find the specific terms of these securities, and the manner in which they are being offered, in supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                   This prospectus is dated           , 2004.

     You should rely only on the information contained in or incorporated by reference in this prospectus. We are not making an offer to sell these securities in any jurisdiction where the offer is not permitted. You should not assume that the information provided by or incorporated by reference in this prospectus is accurate as of any date other than the date of the document containing the information.

                               TABLE OF CONTENTS

                                   PROSPECTUS

                                                              PAGE
                                                              ----
About This Prospectus.......................................     3
Duke Capital LLC............................................     4
Risk Factors................................................     6
Ratio of Earnings to Fixed Charges..........................    21
Use of Proceeds.............................................    21
Description of the Senior Notes.............................    21
Plan of Distribution........................................    31
Experts.....................................................    32
Validity of the Securities..................................    32
Where You Can Find More Information.........................    33

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that Duke Capital filed with the SEC utilizing a "shelf" registration process. Under the shelf registration process, Duke Capital may offer Senior Notes in one or more offerings up to a total dollar amount of $1,750,000,000.

     This prospectus provides general descriptions of the securities Duke Capital may offer. Each time securities are sold, a prospectus supplement will provide specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. The registration statement filed with the SEC includes exhibits that provide more details about the matters discussed in this prospectus. You should read this prospectus, the related exhibits filed with the SEC and any prospectus supplement, together with the additional information described under the caption "Where You Can Find More Information."

     Unless we have indicated otherwise, or the context otherwise requires, reference in this prospectus to "Duke Capital," "we," "us" and "our" or similar terms are to Duke Capital LLC and its subsidiaries.

                                DUKE CAPITAL LLC

     Duke Capital, together with its subsidiaries, is a wholly owned subsidiary of Duke Energy Corporation and serves as the parent of some of Duke Energy Corporation's non-utility and other operations. Duke Capital, together with its subsidiaries, provides services through five business units:

     - Natural Gas Transmission

     - Field Services

     - Duke Energy North America

     - International Energy

     - Other Operations

A substantial amount of our business is conducted through our subsidiaries, none of which are obligors or guarantors on the Senior Notes.

     NATURAL GAS TRANSMISSION provides transportation and storage of natural gas for customers throughout the east coast and southern portion of the United States and in Canada. Natural Gas Transmission also provides gas sale and distribution service to retail customers in Ontario and Western Canada, and gas gathering and processing services to customers in Western Canada. Natural Gas Transmission does business primarily through Duke Energy Gas Transmission Corporation. Duke Energy Gas Transmission's natural gas transmission and storage operations in the United States are subject to the Federal Energy Regulatory Commission's, or FERC's, the Texas Railroad Commission's, and the U.S. Department of Transportation's rules and regulations, while natural gas gathering, processing, transmission, distribution and storage operations in Canada are subject to the rules and regulations of the National Energy Board, the Ontario Energy Board and the British Columbia Utilities Commission.

     FIELD SERVICES gathers, compresses, treats, processes, transports, trades and markets, and stores natural gas; and produces, transports, trades and markets, and stores natural gas liquids. It conducts operations primarily through Duke Energy Field Services, LLC, which is approximately 30% owned by ConocoPhillips and approximately 70% owned by us. Field Services gathers natural gas from production wellheads in Western Canada and 11 contiguous states in the United States. Those systems serve major natural gas-producing regions in the Western Canadian Sedimentary Basin, Rocky Mountain, Permian Basin, Mid-Continent and East Texas-Austin Chalk-North Louisiana areas, as well as onshore and offshore Gulf Coast areas.

     DUKE ENERGY NORTH AMERICA develops, operates and manages merchant power generation facilities and engages in commodity sales and services related to natural gas and electric power. Duke Energy North America conducts business throughout the United States and Canada through Duke Energy North America, LLC and Duke Energy Trading and Marketing, LLC. Duke Energy Trading and Marketing is approximately 40% owned by Exxon Mobil Corporation and approximately 60% owned by us. On April 11, 2003, Duke Energy Corporation announced that it is exiting proprietary trading at Duke Energy North America. On January 7, 2004, Duke Energy Corporation announced that it is planning to sell Duke Energy North America's merchant plants in the Southeastern United States, to reduce Duke Energy North America's interest in deferred plants and to wind down the operations at Duke Energy Trading and Marketing. On January 12, 2004, Duke Energy Corporation announced that on a going forward basis Duke Energy North

America and Duke Energy International will be brought together in one organization called Duke Energy Americas; however, both units will remain separate financial reporting segments for the time being.

     INTERNATIONAL ENERGY develops, operates and manages natural gas transportation and power generation facilities, and engages in sales and marketing of natural gas and electric power outside the United States and Canada. It conducts operations primarily through Duke Energy International, LLC and its activities target power generation in Latin America, and power generation and natural gas transmission in the Asia-Pacific region. International Energy initiated exiting proprietary trading during the quarter ended June 30, 2003. On January 7, 2004, Duke Energy Corporation announced that it is planning to exit from its natural gas marketing businesses in the European market and to divest its Australian assets. On March 15, 2004, Duke Energy Corporation announced its plan to sell its Asia-Pacific power assets to Australia's Alinta Ltd. for $1.2 billion.

     OTHER OPERATIONS is composed of diverse businesses, operating through Crescent Resources, LLC, DukeNet Communications LLC, Duke Capital Partners, LLC, Duke/Fluor Daniel and Energy Delivery Services, Inc. Beginning in 2003, the business segments formerly known as Other Energy Services and Duke Ventures were combined into Other Operations. Crescent Resources develops high-quality commercial, residential and multi-family real estate projects and manages land holdings primarily in the Southeastern and Southwestern United States. DukeNet develops and manages fiber optic communications systems for wireless, local and long distance communications companies; and for selected educational, governmental, financial and health care entities. Duke Capital Partners, a wholly owned merchant finance company, provides debt and equity capital and financial advisory services primarily to the energy industry. In March 2003, Duke Energy Corporation announced that it will exit the merchant finance business at Duke Capital Partners in an orderly manner. Duke/Fluor Daniel provides comprehensive engineering, procurement, construction, commissioning and operating plant services for fossil-fueled electric power generating facilities worldwide. Duke/Fluor Daniel is a 50/50 partnership between Duke Energy Corporation and a subsidiary of Fluor Corporation. On July 9, 2003, Duke Energy Corporation and Fluor Corporation announced that the Duke/Fluor Daniel partnership between subsidiaries of the two companies will be dissolved, at the request of Fluor Corporation. The partners of Duke/Fluor Daniel have adopted a plan for an orderly wind-down of the business of Duke/Fluor Daniel over the next year and a half. Energy Delivery Services is an engineering, construction, maintenance and technical services firm specializing in electric transmission and distribution lines and substation projects. We completed the sale of Energy Delivery Services on December 31, 2003.

     The foregoing information about Duke Capital and its business units is only a general summary and is not intended to be comprehensive. For additional information about Duke Capital and its business units, you should refer to the information described under the caption "Where You Can Find More Information."

                                  RISK FACTORS

     Before purchasing any securities we offer, you should carefully consider the following risk factors as well as the other information contained in this prospectus and the information incorporated by reference herein in order to evaluate an investment in our securities.

RISKS RELATED TO THE MARKET CYCLE OF OUR INDUSTRY

     OUR RESULTS OF OPERATIONS MAY BE NEGATIVELY AFFECTED BY SUSTAINED DOWNTURNS OR SLUGGISHNESS IN THE ECONOMY, INCLUDING LOW LEVELS IN THE MARKET PRICES OF COMMODITIES, ALL OF WHICH ARE BEYOND OUR CONTROL.

     Sustained downturns or sluggishness in the economy generally affect the markets in which we operate and negatively influence our energy operations. Our Natural Gas Transmission and Field Services businesses may experience a decline in the volume of natural gas shipped through their pipelines and transport systems or gathered and processed at their plants, resulting in lower revenue and cash flows, as lower economic output reduces energy demand. Although our gas transmission is subject to mandated tariff rates, overall declines in the volume of gas shipped as a result of economic downturn or recession could reduce our revenues and cash flows, thus diminishing our results of operations.

     Our Duke Energy North America business sells power from primarily gas-fired generation facilities into the spot market or other competitive power markets on a contractual basis and enters into contracts to purchase and sell electricity, natural gas and NGLs as part of our power marketing and energy trading operations. With respect to such transactions, we are not guaranteed any rate of return on our capital investments through mandated rates, and our revenues and results of operations are likely to depend, in large part, upon prevailing market prices for power, natural gas and NGLs in our regional markets and other competitive markets. These market prices may fluctuate substantially over relatively short periods of time. These factors could reduce our revenues and margins and therefore diminish our results of operations.

     Lower demand for the electricity we sell, for the natural gas we gather, process and transport and in the market prices for electricity, natural gas and NGLs result from multiple factors that affect the end markets where we sell electricity or sell and transport natural gas, including:

     - weather conditions, including abnormally mild winter or summer weather that cause lower energy usage for heating or cooling purposes, respectively, and periods of low rainfall that decrease our ability to generate hydroelectric energy;

     - supply of and demand for energy commodities, including any decreases in the production of natural gas which could negatively affect our processing business and our gas transmission business due to lower throughput;

     - illiquid markets including reductions in trading volumes which result in lower revenues and earnings;

     - general economic conditions, including downturns in the U.S. or other economies which impact energy consumption particularly in which sales to industrial or large commercial customers comprise a significant portion of total sales;

     - transmission or transportation constraints or inefficiencies which impact our merchant energy operations;

     - availability of competitively priced alternative energy sources, which are preferred by some customers over energy produced from coal or gas plants, and of energy-efficient equipment which reduces energy demand;

     - natural gas, crude oil and refined products production levels;

     - electric generation capacity surpluses which cause our merchant energy plants to generate and sell less electricity at lower prices and may cause some plants to become non-economical to operate;

     - capacity and transmission service into, or out of, our markets;

     - petro chemical demand for NGLs;

     - natural disasters, wars, embargoes and other catastrophic events to the extent they affect our operations and markets; and

     - federal, state and foreign energy and environmental regulation and legislation.

     These market factors have led to industry-wide downturns that have resulted in the slowing down or stopping of new construction of power plants and announcements by us and other energy suppliers and gas pipeline companies of plans to sell non-strategic assets, subject to regulatory constraints, in order to boost liquidity or strengthen balance sheets. Proposed sales by other energy suppliers and gas pipeline companies could increase the supply of the types of assets we are attempting to sell. In addition, recent FERC actions related to addressing power market concerns could negatively impact marketability of our electric generation assets. Such increased supply, and the related increase in reserve margins, together with regulatory constraints could lead to our failing to execute such asset sales or obtaining lower prices on completed asset sales.

     WE ARE EXPOSED TO MARKET RISK AND MAY INCUR LOSSES FROM OUR TRADING OPERATIONS AND OUR RISK MANAGEMENT PROCEDURES MAY NOT PREVENT LOSSES IN OUR ENERGY TRADING BUSINESS.

     Our trading portfolios consist of contracts to buy and sell commodities, including contracts for electricity, natural gas, NGLs and other commodities that are settled by the delivery of the commodity or cash and financial derivatives, including swaps, futures and options. If the values of these contracts change in a direction or manner that we do not anticipate, we could realize material losses from our trading activities. We have trading operations which target the U.S., Canadian, Latin American and Asia-Pacific regions. We incur trading risks exposures in these markets. As we exit these activities, we may be exposed to increased market risks. In addition, certain other participants have chosen to or have been forced to exit from the energy trading markets, leading to a reduction in the number of trading partners and lower trading revenues. Also, our trading activities rely on electronic trading platforms and exchanges, and if any of those should be unavailable, we could suffer adverse losses due to our inability to trade.

     We actively manage the market and other risk inherent in our energy positions. Although we have sophisticated risk management systems in place that use advanced methodologies to quantify risk, these systems may not always be followed or may not always work as planned. In particular, risk in our energy trading is measured and monitored utilizing Value-at-Risk models to determine the potential one-day favorable or unfavorable value risks. These estimates are based on historical price volatility and assume a normal distribution of price changes. Thus, if prices significantly deviate from historical prices or the actual distribution is not normal, our risk management systems, including assumptions supporting the risk limits, may not protect us from significant losses. In addition, adverse changes in energy prices may result in economic losses in our earnings and cash flows and our balance sheet. Although we devote a considerable amount of management effort to our trading and risk management systems, their effectiveness remains uncertain.

     To lower our financial exposure related to commodity price fluctuations, primarily with respect to power, natural gas and NGLs, our marketing, trading and risk management operations routinely enter into contracts to hedge the value of our assets and operations. As part of this strategy, our Duke Energy North America and Field Services business units routinely utilize fixed-price, forward, physical purchase and sales contracts, futures, financial swaps and option contracts traded in over-the-counter markets or on exchanges. Duke Energy North America hedges a substantial portion of its expected power output and its natural gas fuel requirements. Field Services hedges a portion of its expected commodity exposure. However, we do not cover the entire exposure of our assets or our positions to market price volatility and the coverage will vary over time. To the extent we have unhedged positions or our hedging procedures do not work as planned, fluctuating commodity prices could cause our sales and net income to be volatile.

     OUR RISK MANAGEMENT PROCEDURES MAY NOT PREVENT LOSSES IN OUR DEBT AND FOREIGN CURRENCY POSITIONS.

     We also actively manage the risk inherent in our debt and foreign currency positions. We are exposed to risk resulting from changes in interest rates as a result of our issuance of variable-rate debt and commercial paper. We manage interest rate exposure in our debt positions by limiting our variable-rate and fixed-rate exposures to percentages of total capitalization and by monitoring the effects of market changes in interest rates. We also enter into financial derivative instruments, including but not limited to, interest rate swaps, swaptions and U.S. Treasury lock agreements to manage and mitigate interest rate exposure. Our primary foreign currency rate exposures are the Canadian dollar, the Brazilian real and the Australian dollar. To mitigate risks associated with foreign currency fluctuations, we may hedge investments and their related exposures through debt denominated or issued in the foreign currency and use foreign currency derivatives. In addition we denominate in or index contracts to the U.S. dollar and/or local inflation rates, where possible. To monitor the foreign currency risk, we use sensitivity analysis, which measures the impact of devaluation of the foreign currencies to which we have exposure. To the extent we have unhedged positions or our hedging and other risk management procedures do not work as planned, these practices may not protect us from significant losses in our earnings and cash flows and our balance sheet. Although we devote a considerable amount of management effort to our risk management systems, their effectiveness remains uncertain.

     OUR OPERATING RESULTS MAY FLUCTUATE ON A SEASONAL AND QUARTERLY BASIS.

     Electric power generation and gas distribution are generally seasonal businesses. In most parts of the U.S. and world in which we operate, demand for power peaks during the hot summer months, with market prices also peaking at that time. In other areas, demand for power peaks during the winter. In addition, demand for gas and other fuels peaks during the winter, especially for our natural gas businesses in Canada. Further, extreme weather conditions such as heat waves or winter storms could cause these seasonal fluctuations to be more pronounced. As a result, in the future the overall operating results of Duke Energy North America and Union Gas, which is a component of our natural gas transmission segment, may fluctuate substantially on a seasonal basis and thus make period comparison less relevant.

     OUR PROFITABILITY MAY DECLINE IF THE COUNTERPARTIES TO OUR TRANSACTIONS FAIL TO PERFORM IN ACCORDANCE WITH OUR AGREEMENTS WITH THEM.

     Our operations are exposed to the risk that counterparties to our transactions will not perform their obligations. Should the counterparties to arrangements with us fail to perform, we might be forced to acquire alternative hedging arrangements or honor the underlying commitment at then-current market prices. In such event, we might incur additional losses to the extent of amounts, if any, already paid to counterparties. This risk is most significant where we have concentrations of receivables from natural gas and electric utilities and their affiliates, as well as industrial customers and marketers throughout the U.S., Canada and Latin America. These concentrations of customers may negatively impact the credit quality of the entire sector, which would have a more significant impact on our profitability due to our level of exposure in the sector. In addition, in our marketing and trading activities, we often extend credit to our trading counterparties. Despite performing credit analysis prior to extending credit and the use of master collateral agreements to mitigate these credit risks, we are exposed to the risk that we may not be able to collect amounts owed to us. If the counterparty to such a financing transaction fails to perform and any collateral we have secured is inadequate, we will incur losses.

     WE MAY NOT BE ABLE TO SUCCESSFULLY MANAGE THE RISKS ASSOCIATED WITH SELLING AND MARKETING PRODUCTS IN THE WHOLESALE POWER MARKETS.

     We purchase and sell power at the wholesale level under market-based tariffs subject to the FERC's jurisdiction throughout the United States and also enter into agreements to sell available energy and capacity from our generation assets. If we are unable to deliver firm capacity and energy under these agreements, we could be required to pay damages. These damages would be based on the difference between the market price to acquire replacement capacity or energy and the contract price of the undelivered capacity or energy. Depending on price volatility in the wholesale energy markets, such damages could be significant. In addition, depressed spot and forward spreads between the price of electricity we sell and the cost of the fuel we use to generate that electricity have resulted in substantially reduced revenues in our merchant energy business and may continue to affect our earnings.

     In the absence or upon expiration of power sales agreements, we must sell all or a portion of the energy, capacity and other products from our facilities into the competitive wholesale power markets. Unlike most other commodities, electricity cannot be stored and must be produced concurrently with its use. As a result, the wholesale power markets are subject to significant price fluctuations over relatively short periods of time and can be unpredictable. In addition, the price we can obtain for power sales may not change at the same rate as changes in fuel costs. Given the volatility and potential for material differences between actual power prices and fuel costs, if we are unable to secure long-term purchase agreements for our power generation facilities, our revenues would be subject to increased volatility and our financial results may be materially adversely affected.

     COMPETITION IN THE UNREGULATED MARKETS IN WHICH WE OPERATE MAY ADVERSELY AFFECT THE GROWTH AND PROFITABILITY OF OUR BUSINESS.

     In the future we may be vulnerable to competition from new competitors that have greater financial resources than we do, seeking attractive opportunities to acquire or develop energy assets or energy trading operations both in the United States and abroad. These new competitors may include sophisticated financial institutions, some of which are already entering the energy trading and marketing sector, and international energy players, which may enter regulated or unregulated energy businesses. This competition may adversely affect our ability to make investments or acquisitions.

     We may not be able to respond in a timely or effective manner to the many changes intended to increase competition in the electricity industry. To the extent competitive pressures increase and the pricing and sale of electricity assume more characteristics of a commodity business, the economics of our business may come under long-term pressure.

     In addition, regulatory changes have also been proposed to increase access to electricity transmission grids by utility and non-utility purchasers and sellers of electricity. These changes could continue the disaggregation of many vertically-integrated utilities into separate generation, transmission, distribution and retail businesses. As a result, a significant number of additional competitors could become active in the wholesale power generation segment of our industry.

RISKS RELATED TO LEGAL PROCEEDINGS AND REGULATORY INVESTIGATIONS

     Recent public and regulatory scrutiny of the energy industry and of the capital markets have resulted in increased regulatory investigations, new regulations being either proposed or implemented and an increase in litigation against industry participants, including Duke Capital and its affiliates. During this time, we have experienced a significant increase in regulatory investigations and litigation related to our operations, primarily with respect to the high wholesale electricity prices in the western United States during 2000 and 2001, pricing information provided to index publications and so-called "roundtrip" trades, each as described in greater detail below. Future developments in these and other government investigations and litigation impacting the energy industry and us, including litigation regarding performance, contracts and other matters arising in the ordinary course of our business and personal injury claims alleged to have arisen from the exposure to asbestos in our plants, could be materially adverse to us by affecting our operations and diverting our attention and resources to addressing such actions. Furthermore, future declines in the availability, or increases in the cost, of our insurance policies and charges to our self-insurance reserves with respect to such litigation could cause material liabilities and costs, which could have a material adverse effect on our results of operations or financial position in the future.

     WE MAY BE ADVERSELY AFFECTED BY LEGAL PROCEEDINGS ARISING OUT OF THE ELECTRICITY SUPPLY SITUATION IN THE WESTERN STATES DURING 2000 AND 2001.

     Litigation and administrative proceedings arising out of the high wholesale electricity prices in the western United States during 2000 and 2001 are ongoing before the FERC and in California and other courts against sellers of energy in California and other western states. Duke Energy Corporation, Duke Capital and some of our subsidiaries are named as defendants in a number of lawsuits brought by or on behalf of electricity and natural gas purchasers in California and other western states. In addition to lawsuits, several investigations and regulatory proceedings at the state and federal levels are looking into issues relating to high wholesale electricity prices in the western United States in 2000 and 2001. We cannot predict the outcome of any such lawsuits and other ongoing proceedings or whether the ultimate impact on us of the effects of the historical electricity supply situation in California and other western states will be material due to any future developments.

     WE MAY BE ADVERSELY AFFECTED BY REGULATORY INVESTIGATIONS RELATED TO PRICING INFORMATION THAT WE PROVIDED TO MARKET PUBLICATIONS.

     The FERC, the Commodity Futures Trading Commission, or CFTC, and the San Francisco and Houston offices of the U.S. Attorney have requested information from us regarding pricing information that we provided to publications that produce price indices. We have resolved with the CFTC and the FERC the issues that were the subject of their investigations. Numerous lawsuits have been filed against our affiliates involving alleged price reporting conduct. We cannot predict the outcome of any remaining or potential new investigations or of the pending or potential new lawsuits. These investigations and lawsuits could result in civil or criminal fines or penalties, or other regulatory action, including legislation, which may be materially adverse to the operation of our trading business and our trading revenues and net income or increase our operating costs in other ways.

     WE MAY BE ADVERSELY AFFECTED BY REGULATORY INVESTIGATIONS AND ANY RELATED LEGAL PROCEEDINGS RELATED TO THE ALLEGED CONDUCTING OF "ROUNDTRIP" TRADES BY OUR ENERGY TRADING BUSINESS.

     Beginning in 2002 and 2003, we were investigated by, or responded to requests from the SEC, the FERC, the Houston office of the U.S. Attorney and the CFTC concerning alleged "roundtrip" trades and other trading activity. We cannot predict the outcome of any of these inquiries, or whether these inquiries will lead to additional legal proceedings against us or our current or former employees, civil or criminal fines or penalties, or other regulatory action, including legislation, which may be materially adverse to the operation of our trading business and our trading revenues and net income or increase our operating costs in other ways.

     Also, a number of class action lawsuits have been filed against us, and others may be filed, claiming that investors suffered damages as a result of the alleged "roundtrip" trades inflating our revenue and earnings. All of the investor lawsuits have been dismissed, but several of those dismissals have been appealed. In addition, a number of suits filed in connection with high wholesale electricity prices in the western United States during 2000 and 2001 include allegations involving "roundtrip" trades. These lawsuits could lead to settlements, civil damages or other litigation costs that could adversely affect our business.

RISKS RELATED TO THE REGULATION OF OUR BUSINESSES

  ELECTRIC

     OUR BUSINESSES IN NORTH AMERICA ARE SUBJECT TO COMPLEX GOVERNMENT REGULATIONS. THE ECONOMICS, INCLUDING THE COSTS, OF OPERATING OUR GENERATING FACILITIES MAY BE ADVERSELY AFFECTED BY CHANGES IN THESE REGULATIONS OR IN THEIR INTERPRETATION OR IMPLEMENTATION.

     Our businesses in North America are subject to complex government regulations on the federal and state level. These regulations applicable to the electric power industry have a significant impact on the nature of the industry and the manner in which its participants conduct their businesses. Changes to these regulations are ongoing and we cannot predict the future course of changes in this regulatory environment or the ultimate effect that this changing regulatory environment will have on our business.

     The Public Utility Holding Company Act, or PUHCA, and the Federal Power Act, or FPA, regulate public utility holding companies and their subsidiaries and place constraints on the conduct of their business, although we are exempt from most of the provisions of PUHCA, as discussed below. The FERC regulates wholesale electricity operations and transmission rates. The Public Utility Regulatory Policies Act of 1978, or PURPA, provides qualifying facilities with exemptions from some federal and state laws and regulations, including PUHCA and most provisions of the FPA. The Energy Policy Act of 1992, or the Energy Act, also provides relief from regulation under PUHCA to "exempt wholesale generators." Maintaining the status of our facilities as qualifying facilities or exempt wholesale generators is conditioned on those facilities continuing to meet statutory criteria. Under current law, Duke Energy Corporation is not and will not be subject to regulation as a registered holding company under PUHCA as long as the domestic power plants we own through subsidiaries (such as in Duke Energy North America's business) are qualifying facilities under PURPA or are exempt wholesale generators under the Energy Act. If we were subject to these regulations, the economics and operations of our generating facilities could be negatively affected by the increased costs associated with upgrading our facilities and taking other actions to comply with these regulations. While Duke Energy Corporation is currently exempt from registration under PUHCA, Duke Energy Corporation may lose that exemption if it fails to comply with its exemptive order from the SEC. If Duke Energy Corporation were to lose its exemption, it would have the alternatives of registering as a holding company which would subject us to more extensive regulation, or divesting or changing the nature of some of our foreign utility holdings, including some facilities acquired in our Westcoast Energy purchase.

     Existing regulations may be revised or reinterpreted, new laws and regulations may be adopted or become applicable to us or our facilities, and future changes in laws and regulations may have a detrimental effect on our business. Some of the restructured markets have recently experienced supply problems and price volatility. These supply problems and volatility have been the subject of a significant amount of press coverage, much of which has been critical of the restructuring initiatives. In some of these markets, including California, proposals have been made by governmental agencies and other interested parties to re-regulate areas of these markets which have previously been deregulated. We cannot assure you that other proposals to re-regulate will not be made and that legislative or other attention to the electric power restructuring process will not cause the deregulation process to be delayed or reversed.

     The FERC has broadened its regulations that restrict information flow between jurisdictional electric and natural gas companies, or "jurisdictional companies," and marketing affiliates. As written, the rule could adversely affect our ability to coordinate and manage our energy activities. Duke Energy's request for a hearing is pending at the FERC and therefore the impact of the rule is unclear.

     OUR SALES MAY DECREASE IF WE ARE UNABLE TO GAIN ADEQUATE, RELIABLE AND AFFORDABLE ACCESS TO TRANSMISSION AND DISTRIBUTION ASSETS.

     We depend on transmission and distribution facilities owned and operated by utilities and other energy companies to deliver the electricity and natural gas we sell to the wholesale market, as well as the natural gas we purchase to supply some of our electric generation facilities. If transmission is disrupted, or if capacity is inadequate, our ability to sell and deliver products may be hindered. The FERC's restrictions upon information flow between jurisdictional companies and marketing affiliates inhibit access to energy transmission and distribution assets controlled by us. If the new affiliate rules described above remain in place, such access may be further inhibited.

     In Order 888 and related orders, FERC issued power transmission regulations that require wholesale electric transmission services to be offered on an open-access, non-discriminatory basis. Although these regulations are designed to encourage competition in wholesale market transactions for electricity, not all markets are open and accessible as needed. We cannot predict whether and to what extent the industry will comply with these initiatives, or whether the regulations will fully accomplish their objectives.

     In addition, the independent system operators who oversee the transmission systems in regional power markets, such as California, have in the past been authorized to impose, and may continue to impose, price limitations and other mechanisms to address volatility in the power markets. These types of price limitations and other mechanisms may adversely impact the profitability of our wholesale power marketing and trading. Given the extreme volatility and lack of meaningful long-term price history in many of these markets and the imposition of price limitations by regulators, independent system operators or other market operators, we can offer no assurance that we will be able to operate profitably in wholesale power markets.

     IN THE FUTURE, WE MAY NOT BE ABLE TO SECURE LONG-TERM POWER PURCHASE AGREEMENTS FOR OUR POWER GENERATION FACILITIES OR OUR EXISTING POWER PURCHASE AGREEMENTS MAY NOT BE ENFORCEABLE, EITHER OF WHICH WOULD SUBJECT OUR SALES TO INCREASED VOLATILITY.

     Historically, power from merchant generation facilities has been sold under long-term power purchase agreements pursuant to which all energy and capacity was generally sold to a single party at fixed prices. Because of changes in the industry, the percentage of facilities with these types of long-term power purchase agreements has decreased, and it is likely that most of our facilities will operate without these agreements. Without the benefit of long-term power purchase agreements, we cannot assure you that we will be able to sell the power generated by our facilities or that our facilities will be able to operate profitably.

     In the future, utilities and other entities, with the approval of federal or state regulatory authorities, could seek to abrogate their existing power purchase agreements with other power generators. Some of our power purchase agreements for power generated from our independent power projects and generation assets could be subject to similar efforts by the entities who contract to purchase power from our facilities. If those efforts were to be successful, our sales could decrease or be subject to increased volatility.

     THE DIFFERENT REGIONAL POWER MARKETS IN WHICH WE COMPETE OR WILL COMPETE IN THE FUTURE HAVE CHANGING REGULATORY STRUCTURES, WHICH COULD AFFECT OUR GROWTH AND PERFORMANCE IN THESE REGIONS.

     Our wholesale power results are likely to be affected by differences in the market and transmission regulatory structures in various regional power markets. Because it remains unclear which companies will be participating in the various regional power markets, or how and when regional transmission organizations, or RTOs, will develop or what regions they will cover, we are unable to assess fully the impact that these power markets may have on our business.

  GAS

     OUR GAS TRANSMISSION AND STORAGE OPERATIONS ARE SUBJECT TO GOVERNMENT REGULATIONS AND RATE PROCEEDINGS THAT COULD HAVE AN ADVERSE IMPACT ON OUR ABILITY TO RECOVER THE COSTS OF OPERATING OUR PIPELINE FACILITIES.

     Our U.S. interstate gas transmission and storage operations are subject to the FERC's regulatory authority, which extends to:

     - transportation of natural gas;

     - rates and charges;

     - construction;

     - acquisition, extension or abandonment of services or facilities;

     - accounts and records;

     - depreciation and amortization policies; and

     - operating terms and conditions of service.

     The FERC has taken actions to strengthen market forces in the natural gas pipeline industry which has led to increased competition throughout the industry. In a number of key markets, interstate pipelines are now facing competitive pressure from other major pipeline systems, enabling local distribution companies and end users to choose a supplier or switch suppliers based on the short-term price of gas and the cost of transportation.

     Given the extent of the FERC's regulatory power, we cannot give any assurance regarding the likely regulations under which we will operate our natural gas transmission and storage business in the future or the effect of regulation on our financial position and results of operations. In addition, the FERC has broadened its regulations on jurisdictional companies to limit communications between a jurisdictional company and all our affiliates engaged in energy activities. Duke Energy's request for a hearing is pending at the FERC and therefore the precise impact of the rule is unclear. As written, the rule could adversely affect our ability to coordinate and manage our energy activities.

     Some of our interstate gas transmission operations from time to time have in effect rate settlements approved by FERC which prevent those companies or third parties from modifying rates, except for allowed adjustments. These settlements do not preclude the FERC from taking action on its own to modify the rates. Upon expiration of the settlements, the companies or third parties may institute actions at the FERC to modify the companies' rates. It is not possible to determine at this time whether any such actions would be instituted or what the outcome would be but such proceedings could result in rate adjustments.

     Recent decisions could result in the imposition of regulatory operating terms and conditions of service on our interstate gas transmission operations that limit our management discretion and could also increase operational risks. In September 2002, a FERC administrative law judge ruled that El Paso Natural Gas Company, an interstate natural gas pipeline company, was in violation of the Natural Gas Act for not delivering sufficient gas to its California markets during 2000 and 2001 because it had operated its interstate gas pipeline system at less than the maximum allowable pressure for which the system is rated, engaged in inappropriate system maintenance and delivered gas to other markets. In November, 2003, a settlement was reached with the FERC; however, if this ruling stands after review by the FERC, it could be interpreted to increase the delivery obligations and reduce the operational discretion of interstate gas pipelines, including those we operate, and, as a result, increase operational, contractual and litigation risks for our natural gas pipelines.

     POSSIBLE CHANGES AND DEVELOPMENTS IN THE CANADIAN REGULATORY ENVIRONMENT COULD RESULT IN A NEGATIVE IMPACT ON OUR BUSINESS AND OPERATIONS.

     The majority of our Canadian natural gas assets are subject to various degrees of federal or provincial regulation. Changes in such regulation may impact our capacity to conduct this business effectively and sustain or increase profitability. Furthermore, as the regulatory environment within which we conduct our business and operate our facilities continues to evolve from a traditional cost recovery model to a more competitive, market-based approach, there is increasing competition among pipeline companies. We cannot predict the timing or scope of these changes and developments in the regulatory environment or the impact they may ultimately have on our business and operations.

     Aboriginal groups have claimed aboriginal and treaty rights over a substantial portion of the lands on which our facilities in British Columbia and Alberta and the gas supply areas served by those facilities are located. The existence of these claims, which range from the assertion of rights of limited use up to aboriginal title, has given rise to some uncertainty regarding access to public lands for future development purposes.

RISKS RELATED TO OUR BUSINESS GENERALLY AND OUR INDUSTRY

  FINANCING AND LIQUIDITY RISKS

     OUR BUSINESS IS DEPENDENT ON OUR ABILITY TO SUCCESSFULLY ACCESS CAPITAL MARKETS. OUR INABILITY TO ACCESS CAPITAL MAY LIMIT OUR ABILITY TO EXECUTE OUR BUSINESS PLAN OR PURSUE IMPROVEMENTS.

     We rely on access to both short-term money markets and longer-term capital markets as a source of liquidity for capital requirements not satisfied by the cash flow from our operations. If we are not able to access capital at competitive rates, our ability to implement our strategy will be adversely affected. Market disruptions or a downgrade of our credit rating may increase our cost of borrowing or adversely affect our ability to access one or more financial markets. Such disruptions could include:

     - further economic downturns;

     - the bankruptcy of an unrelated energy company;

     - capital market conditions generally;

     - market prices for electricity, gas and NGLs;

     - terrorist attacks or threatened attacks on our facilities or unrelated energy companies; or

     - the overall health of the energy industry.

     Restrictions on our ability to access financial markets may affect our ability to execute our business plan as scheduled. An inability to access capital may limit our ability to pursue improvements or acquisitions that we may otherwise rely on for future growth.

     INCREASES IN OUR LEVERAGE COULD ADVERSELY AFFECT OUR COMPETITIVE POSITION, BUSINESS PLANNING AND FLEXIBILITY, FINANCIAL CONDITION, ABILITY TO SERVICE OUR DEBT OBLIGATIONS AND ABILITY TO ACCESS CAPITAL ON FAVORABLE TERMS.

     Our cash requirements arise primarily from the capital intensive nature of our energy businesses. In addition to operating cash flows, we use commercial paper and long-term debt to manage our cash needs. Our credit lines impose various limitations that could impact our liquidity and result in a material adverse impact on our business strategy and our ongoing financing needs. Changes in economic conditions could result in higher interest rates, which would increase our interest expense on our floating rate debt and reduce funds available to us for our current plans. Additionally, an increase in our leverage could adversely affect us by:

     - increasing the cost of future debt financing;

     - making it more difficult for us to satisfy our existing financial obligations;

     - limiting our ability to obtain additional financing, if we need it, for working capital, acquisitions, debt service requirements or other purposes;

     - increasing our vulnerability to adverse economic and industry conditions;

     - requiring us to dedicate a substantial portion of our cash flow from operations to payments on our debt, which would reduce funds available to us for operations, future business opportunities or other purposes; and

     - limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete.

     Specifically, as stipulated in the revolving credit facilities, some of our entities must maintain total debt to total capitalization ratios below specified target levels to be permitted to issue commercial paper and/or borrow under those facilities. These include limits of 65% at Duke Capital, Duke Energy Australia and Westcoast Energy, 75% at Union Gas and 53% at Duke Energy Field Services.

     As of December 31, 2003, Duke Capital had approximately $1.7 billion (net of cash investments) of floating rate debt, representing about 6% of our total capitalization.

     A BREACH IN THE FINANCIAL COVENANTS SPECIFIED WITHIN OUR REVOLVING CREDIT AGREEMENTS COULD ADVERSELY AFFECT OUR ABILITY TO BORROW SHORT-TERM FUNDS AND COULD TRIGGER ACCELERATION OF BANK FACILITY INDEBTEDNESS AT OTHER SPECIFIC DUKE CAPITAL ENTITIES.

     Duke Capital and its affiliates maintain revolving credit facilities to provide back-up for commercial paper programs and/or letters of credit at various entities. These facilities typically include financial covenants which limit the amount of debt that can be outstanding as a percentage of the total capital for the specific entity. Some also include targeted EBITDA interest coverage ratios. Failure to maintain these covenants at a particular Duke Capital entity could preclude that entity from issuing commercial paper or letters of credit, borrowing under the revolving credit facility and could require other Duke Capital affiliates to immediately pay down any outstanding drawn amounts under other revolving credit agreements.

     A DOWNGRADE IN OUR CREDIT RATING COULD NEGATIVELY AFFECT OUR ABILITY TO ACCESS CAPITAL AND/OR TO OPERATE OUR POWER AND GAS TRADING BUSINESSES.

     Standard & Poor's and Moody's rate our senior, unsecured debt at BBB- and Baa3, respectively. If any of these rating agencies were to downgrade our long-term rating, particularly below investment grade, our borrowing costs would increase which would diminish our financial results. In addition, we would likely be required to pay a higher interest rate in future financings, and our potential pool of investors and funding sources would likely decrease. Further, if our short-term rating were to fall, it may significantly limit our access to the commercial paper market.

     In addition, some of our subsidiaries access debt and other capital from various sources and carry their own credit ratings. Any downgrade or other event negatively affecting the credit ratings of these subsidiaries could make their costs of borrowing higher or access to funding sources more limited, which in turn could increase the need of Duke Capital to provide liquidity in the form of capital contributions or loans to such subsidiaries, thus reducing the liquidity and borrowing availability of the consolidated group.

     Our ratings may be dependent on, among other things, our earnings outlook for future periods and the success of our business plan. If, as a result of market conditions or other factors affecting our business, we are unable to achieve our earnings outlook or we lower our earnings outlook, our ratings could be adversely affected. The failure to meet the goals set forth in our business plan from time to time could cause our ratings to be lowered.

     Our power and gas trading businesses rely on our investment grade ratings. Most of our counterparties require the creditworthiness of an investment grade entity to stand behind transactions. If our ratings were to decline below investment grade, we would have to deposit additional collateral of cash, letters of credit or cash related instruments and segregate cash that we were holding as collateral. Failure to deposit collateral may result in a default under the applicable trading agreement, which could lead to termination of that agreement and require us to pay its termination value. A downgrade of Duke Capital below investment grade could also trigger termination clauses in some interest rate and foreign exchange derivative agreements, which would require cash payments. All of these events would reduce our liquidity and profitability.

  ENVIRONMENTAL REGULATION AND LIABILITY

     OUR BUSINESS IS SUBJECT TO ENVIRONMENTAL LEGISLATION IN ALL JURISDICTIONS IN WHICH IT OPERATES AND ANY CHANGES IN SUCH LEGISLATION COULD NEGATIVELY AFFECT OUR RESULTS OF OPERATIONS.

     Our operations are subject to extensive environmental regulation pursuant to a variety of U.S., Canadian, and other federal, provincial, state and municipal laws and regulations. Such environmental regulation imposes, among other things, restrictions, liabilities, obligations and potential enforcement in connection with the generation, handling, use, storage, transportation, treatment and disposal of hazardous substances and waste and in connection with spills, releases and emissions of various substances into the environment. The same types of responsibilities apply, for example, to emissions or discharges to the air or water from our operations. Environmental legislation also requires that our facilities, sites and other properties associated with our operations be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities and in some cases relevant private landowners.

     Existing environmental regulations could also be revised or reinterpreted, new laws and regulations could be adopted or become applicable to us or our facilities, and future changes in environmental laws and regulations could occur. The federal government and several states periodically propose increased environmental regulation of many industrial activities, including increased regulation of air quality, water quality and solid waste management, which can translate into programmatic, operational or capital impacts on our assets, including the need to install and operate significant pollution control equipment. In addition, Canada and some of the countries in which we operate may move forward on the process of adopting the greenhouse gas emissions principles of the Kyoto Accords. With the trend toward stricter standards, greater regulation, more extensive permit requirements and an increase in the number and types of assets operated by us subject to environmental regulation, we expect our environmental expenditures to continue to be substantial in the future.

     Compliance with environmental regulations can require significant expenditures, including expenditures for clean up costs and damages arising out of contaminated properties, and failure to comply with environmental regulations may result in the imposition of fines and penalties. The steps we take to ensure our facilities are in compliance could be prohibitively expensive, and we may be required to shut down or alter the operation of our facilities, which may cause us to incur losses. Also, we may not be able to obtain or maintain from time to time all required environmental regulatory approvals for our development projects. If there is a delay in obtaining any required environmental regulatory approvals, if we fail to obtain and comply with them or if environmental regulations change and become more stringent, the operation of our facilities or the development of new facilities could be prevented, delayed or become subject to additional costs. Should we fail to comply with all applicable environmental laws, we may be subject to penalties and fines imposed against us by regulatory authorities. Although it is not expected that the costs of complying with current environmental regulations will have a material adverse effect on our financial condition or results of operations, no assurance can be made that the costs of complying with environmental regulations in the future will not have such an effect.

     WE COULD INCUR MATERIAL LOSSES IF WE ARE HELD LIABLE FOR THE ENVIRONMENTAL CONDITION OF ANY OF OUR ASSETS.

     We are generally responsible for on-site liabilities, and in some cases off-site liabilities, associated with the environmental condition of our power generation facilities and natural gas assets which we have acquired or developed, regardless of when the liabilities arose and whether they are known or unknown. In connection with some acquisitions and sales of assets, we may obtain, or be required to provide, indemnification against some environmental liabilities. If we incur a material liability, or the other party to a transaction fails to meet its indemnification obligations to us, we could suffer material losses.

  OPERATIONAL RISKS

     OUR INVESTMENTS AND PROJECTS LOCATED OUTSIDE OF THE UNITED STATES EXPOSE US TO RISKS RELATED TO LAWS OF OTHER COUNTRIES, TAXES, ECONOMIC CONDITIONS, FLUCTUATIONS IN CURRENCY RATES, POLITICAL CONDITIONS AND POLICIES OF FOREIGN GOVERNMENTS. THESE RISKS MAY DELAY OR REDUCE OUR REALIZATION OF VALUE FROM OUR INTERNATIONAL PROJECTS.

     We currently own and may acquire and/or dispose of material energy-related investments and projects outside the United States. The economic, regulatory, market and political conditions in some of the countries where we have interests or in which we may explore development, acquisition or investment opportunities present risks of delays in construction and interruption of business, as well as risks of war, expropriation, nationalization, renegotiation, trade sanctions or nullification of existing contracts and changes in law, regulations, market rules or tax policy, that are greater than in the United States. In particular, certain countries in Latin America, such as Brazil and El Salvador, are implementing changes in their market rules and regulations which could materially and adversely impact our ability to recognize anticipated value from our investments in that region.

     The uncertainty of the legal environment in some foreign countries in which we develop or acquire projects or make investments could make it more difficult to obtain non-recourse project or other financing on suitable terms, could adversely affect the ability of our customers to honor their obligations with respect to such projects or investments and could impair our ability to enforce our rights under agreements relating to such projects or investments.

     Operations in foreign countries also can present currency exchange rate and convertibility, inflation and repatriation risk. Economic and monetary conditions and other factors could affect our ability to convert our earnings denominated in foreign currencies. In addition, risk from fluctuations in currency exchange rates can arise when our foreign subsidiaries expend or borrow funds in one type of currency but receive revenue in another. In such cases, an adverse change in exchange rates can reduce our ability to meet expenses, including debt service obligations. Foreign currency risk can also arise when the revenues received by our foreign subsidiaries are not in U.S. dollars. In such cases, a strengthening of the U.S. dollar could reduce the amount of cash and income we receive from these foreign subsidiaries. While we believe we have hedges and contracts in place to mitigate our most significant short-term foreign currency exchange risks, our hedges may not be sufficient or we may have some exposures that are not hedged which could result in losses or volatility in our revenues.

     THE LONG-TERM FINANCIAL CONDITION OF OUR U.S. AND CANADIAN NATURAL GAS TRANSMISSION, GATHERING AND PROCESSING BUSINESSES ARE DEPENDENT ON THE CONTINUED AVAILABILITY OF NATURAL GAS RESERVES.

     The development of additional natural gas reserves requires significant capital expenditures by others for exploration and development drilling and the installation of production, gathering, storage, transportation and other facilities that permit natural gas to be produced and delivered to our pipeline systems. Low prices for natural gas, regulatory limitations, or the lack of available capital for these projects could adversely affect the development of additional reserves and production, gathering, storage and pipeline transmission and import and export of natural gas supplies. Additional natural gas reserves may not be developed in commercial quantities and in sufficient amounts to fill the capacities of our pipeline systems and the capacities of our gathering systems and plants.

     GATHERING, PROCESSING AND TRANSPORTING ACTIVITIES INVOLVE NUMEROUS RISKS THAT MAY RESULT IN ACCIDENTS AND OTHER OPERATING RISKS AND COSTS.

     There are inherent in our gas gathering, processing and transporting properties a variety of hazards and operating risks, such as leaks, explosions and mechanical problems, that could cause substantial financial losses. In addition, these risks could result in loss of human life, significant damage to property, environmental pollution, impairment of our operations and substantial losses to us. In accordance with customary industry practice, we maintain insurance against some, but not all, of these risks and losses. The occurrence of any of these events not fully covered by insurance could have a material adverse effect on our financial position and results of operations. For our pipelines located near populated areas, including residential areas, commercial business centers, industrial sites and other public gathering areas, the level of damages resulting from these risks is greater.

     WE MAY BE REQUIRED TO RECORD ADDITIONAL IMPAIRMENTS IN THE RECORDED VALUE OF OUR ASSETS.

     In connection with the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," we perform an annual goodwill impairment test in the third quarter of each fiscal year and update the test in other periods if events or circumstances indicate that the goodwill may not be recoverable. As a result of our 2003 annual impairment test, we recorded a pretax $254 million goodwill impairment charge to write off all of Duke Energy North America's goodwill in the third quarter of 2003, most of which related to Duke Energy North America's trading and marketing business. This impairment charge reflects the reduction in scope and scale of Duke Energy Trading and Marketing's business and the continued deterioration of market conditions affecting Duke Energy North America during 2003. Additionally, we evaluate the carrying value of long-lived assets, excluding goodwill, when circumstances indicate the carrying value of those assets may not be recoverable under the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." During the fourth quarter of 2003, we incurred asset impairments and other related charges of approximately $3.0 billion, primarily as a result of our decision to exit certain activities at Duke Energy North America. If market conditions continue to deteriorate or our market outlook changes, we could have additional impairments of goodwill and/or long-lived assets, which could have a material adverse effect on our consolidated financial position and/or results of operations.

     THE WIND DOWN OF OUR TRADING AND MARKETING JOINT VENTURE WITH EXXON MOBIL CORPORATION MAY INCUR ADDITIONAL LOSSES.

     We are actively winding down our joint venture with Exxon Mobil. As a result of market conditions, in many cases we have failed to receive the carrying value of the joint venture's assets and therefore sustained losses. As we continue to wind down the joint venture and divest its positions, we are exposed to additional losses to the extent that we fail to receive the carrying value of these assets.

     POTENTIAL TERRORIST ACTIVITIES OR MILITARY OR OTHER ACTIONS COULD ADVERSELY AFFECT OUR BUSINESS.

     The continued threat of terrorism and the impact of retaliatory military and other action by the United States and its allies may lead to increased political, economic and financial market instability and volatility in prices for natural gas which could affect the market for our gas operations and may materially adversely affect us in ways we cannot predict at this time. In addition, future acts of terrorism and any possible reprisals as a consequence of action by the United States and its allies could be directed against companies operating in the United States. The potential for terrorism has subjected our operations to increased risks and could have a material adverse effect on our business. In particular, we may experience increased capital and operating costs to implement increased security for our plants, such as additional physical plant security and additional security personnel.

     The insurance industry has also been disrupted by these events. As a result, the availability of insurance covering risks we and our competitors typically insure against may decrease. In addition, the insurance we are able to obtain may have higher deductibles, higher premiums and more restrictive policy terms.

                       RATIO OF EARNINGS TO FIXED CHARGES

                                                            YEAR ENDED DECEMBER 31,
                                                        --------------------------------
                                                        1999   2000   2001   2002   2003
                                                        ----   ----   ----   ----   ----
Ratio of Earnings to Fixed Charges....................  3.0    3.1    3.6    1.6     --*

---------------

* Earnings were inadequate to cover fixed charges by $2,383 million for the year ended December 31, 2003.

     For purposes of this ratio (a) earnings consist of income from continuing operations before income taxes and fixed charges, and (b) fixed charges consist of all interest deductions, the interest component of rentals and preference security dividends of consolidated subsidiaries.

                                USE OF PROCEEDS

     Unless the applicable prospectus supplement states otherwise, Duke Capital will use any proceeds that it receives from sales of its Senior Notes for general corporate purposes, including capital expenditures, working capital, debt repayments and advances to affiliates.

     If Duke Capital does not use the proceeds of the Senior Notes immediately, it may temporarily invest them in short-term interest-bearing obligations or deposit them with banks.

                        DESCRIPTION OF THE SENIOR NOTES

     Duke Capital will issue the Senior Notes in one or more series under its Senior Indenture dated as of April 1, 1998 between Duke Capital and JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank) as supplemented from time to time. The Senior Indenture is an exhibit to the registration statement, of which this prospectus is a part.

     The Senior Notes are unsecured and unsubordinated obligations and will rank equally with all of Duke Capital's other unsecured and unsubordinated indebtedness.

     Duke Capital conducts its business through subsidiaries. Accordingly, its ability to meet its obligations under the Senior Notes is dependent on the earnings and cash flows of those subsidiaries and the ability of those subsidiaries to pay dividends or to advance or repay funds to Duke Capital. In addition, the rights that Duke Capital and its creditors would have to participate in the assets of any such subsidiary upon the subsidiary's liquidation or recapitalization will be subject to the prior claims of the subsidiary's creditors. Certain subsidiaries of Duke Capital have incurred substantial amounts of debt in the expansion of their businesses, and Duke Capital anticipates that certain of its subsidiaries will do so in the future.

     The following description of the Senior Notes is only a summary and is not intended to be comprehensive. For additional information you should refer to the Senior Indenture.

GENERAL

     The Senior Indenture does not limit the amount of Senior Notes that Duke Capital may issue under it. Duke Capital may issue Senior Notes from time to time under the Senior Indenture in one or more series by entering into supplemental indentures or by its Board of Directors or a duly authorized committee authorizing the issuance. The form of supplemental indenture to the Senior Indenture is an exhibit to the registration statement, of which this prospectus is a part.

     The Senior Notes of a series need not be issued at the same time, bear interest at the same rate or mature on the same date.

     The Senior Indenture does not protect the holders of Senior Notes if Duke Capital engages in a highly leveraged transaction.

PROVISIONS APPLICABLE TO PARTICULAR SERIES

     The prospectus supplement for a particular series of Senior Notes being offered will disclose the specific terms related to the offering, including the price or prices at which the Senior Notes to be offered will be issued. Those terms may include some or all of the following:

     - the title of the series;

     - the total principal amount of the Senior Notes of the series;

     - the date or dates on which principal is payable or the method for determining the date or dates, and any right that Duke Capital has to change the date on which principal is payable;

     - the interest rate or rates, if any, or the method for determining the rate or rates, and the date or dates from which interest will accrue;

     - any interest payment dates and the regular record date for the interest payable on each interest payment date, if any;

     - whether Duke Capital may extend the interest payment periods and, if so, the terms of the extension;

     - the place or places where payments will be made;

     - whether Duke Capital has the option to redeem the Senior Notes and, if so, the terms of its redemption option;

     - any obligation that Duke Capital has to redeem the Senior Notes through a sinking fund or to purchase the Senior Notes through a purchase fund or at the option of the holder;

     - whether the provisions described under "Defeasance and Covenant Defeasance" will not apply to the Senior Notes;

     - the currency in which payments will be made if other than U.S. dollars, and the manner of determining the equivalent of those amounts in U.S. dollars;

     - if payments may be made, at Duke Capital's election or at the holder's election, in a currency other than that in which the Senior Notes are stated to be payable, then the currency in which those payments may be made, the terms and conditions of the election and the manner of determining those amounts;

     - the portion of the principal payable upon acceleration of maturity, if other than the entire principal;

     - whether the Senior Notes will be issuable as global securities and, if so, the securities depositary;

     - any changes in the events of default or covenants with respect to the Senior Notes;

     - any index or formula used for determining principal, premium or interest;

     - if the principal payable on the maturity date will not be determinable on one or more dates prior to the maturity date, the amount which will be deemed to be such principal amount or the manner of determining it; and

     - any other terms.

     Unless Duke Capital states otherwise in the applicable prospectus supplement, Duke Capital will issue the Senior Notes only in fully registered form without coupons, and there will be no service charge for any registration of transfer or exchange of the Senior Notes. Duke Capital may, however, require payment to cover any tax or other governmental charge payable in connection with any transfer or exchange. Subject to the terms of the Senior Indenture and the limitations applicable to global securities, transfers and exchanges of the Senior Notes may be made at JPMorgan Chase Bank, Institutional Trust Services, 4 New York plaza, 15(th) Floor, New York, New York 10004 or at any other office maintained by Duke Capital for such purpose.

     The Senior Notes will be issuable in denominations of $1,000 and any integral multiples of $1,000, unless Duke Capital states otherwise in the applicable prospectus supplement.

     Duke Capital may offer and sell the Senior Notes, including original issue discount Senior Notes, at a substantial discount below their principal amount. The applicable prospectus supplement will describe special United States federal income tax and any other considerations applicable to those securities. In addition, the applicable prospectus supplement may describe certain special United States federal income tax or other considerations, if any, applicable to any Senior Notes that are denominated in a currency other than U.S. dollars.

GLOBAL SECURITIES

     Duke Capital may issue some or all of the Senior Notes as book-entry securities. Any such book-entry securities will be represented by one or more fully registered global certificates. Duke Capital will register each global security with or on behalf of a securities depositary identified in the applicable prospectus supplement. Each global security will be deposited with the securities depositary or its nominee or a custodian for the securities depositary.

     As long as the securities depositary or its nominee is the registered holder of a global security representing Senior Notes, that person will be considered the sole owner and holder of the global security and the Senior Notes it represents for all purposes. Except in limited circumstances, owners of beneficial interests in a global security:

     - may not have the global security or any Senior Notes it represents registered in their names;

     - may not receive or be entitled to receive physical delivery of certificated Senior Notes in exchange for the global security; and

     - will not be considered the owners or holders of the global security or any Senior Notes it represents for any purposes under the Senior Notes or the Senior Indenture.

     Duke Capital will make all payments of principal and any premium and interest on a global security to the securities depositary or its nominee as the holder of the global security. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global security.

     Ownership of beneficial interests in a global security will be limited to institutions having accounts with the securities depositary or its nominee, which are called "participants" in this discussion, and to persons that hold beneficial interests through participants. When a global security representing Senior Notes is issued, the securities depositary will credit on its book entry, registration and transfer system the principal amounts of Senior Notes the global security represents to the accounts of its participants. Ownership of beneficial interests in a global security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by:

     - the securities depositary, with respect to participants' interests; and

     - any participant, with respect to interests the participant holds on behalf of other persons.

     Payments participants make to owners of beneficial interests held through those participants will be the responsibility of those participants. The securities depositary may from time to time adopt various policies and procedures governing payments, transfers, exchanges and other matters relating to beneficial interests in a global security. None of the following will have any responsibility or liability for any aspect of the securities depositary's or any participant's records relating to beneficial interests in a global security representing Senior Notes, for payments made on account of those beneficial interests or for maintaining, supervising or reviewing any records relating to those beneficial interests:

     - Duke Capital;

     - the Senior Indenture Trustee; or

     - an agent of either of the above.

REDEMPTION

     Provisions relating to the redemption of Senior Notes will be set forth in the applicable prospectus supplement. Unless Duke Capital states otherwise in the applicable prospectus supplement, Duke Capital may redeem Senior Notes only upon notice mailed at least 30 but not more than 60 days before the date fixed for redemption. Unless Duke Capital states otherwise in the applicable prospectus supplement, that notice may state that the redemption will be conditional upon the Senior Indenture Trustee, or the applicable paying agent, receiving sufficient funds to pay the principal, premium and interest on those Senior Notes on the date fixed for redemption and that if the Senior Indenture Trustee or the applicable paying agent does not receive those funds, the redemption notice will not apply, and Duke Capital will not be required to redeem those Senior Notes.

     Duke Capital will not be required to:

     - issue, register the transfer of, or exchange any Senior Notes of a series during the period beginning 15 days before the date the notice is mailed identifying the Senior Notes of that series that have been selected for redemption; or

     - register the transfer of or exchange any Senior Note of that series selected for redemption except the unredeemed portion of a Senior Note being partially redeemed.

CONSOLIDATION, MERGER, CONVEYANCE OR TRANSFER

     The Senior Indenture provides that Duke Capital may consolidate or merge with or into, or convey or transfer all or substantially all of its properties and assets to, another corporation or other entity. Any successor must, however, assume Duke Capital's obligations under the Senior Indenture and the Senior Notes issued under it, and Duke Capital must deliver to the Senior Indenture Trustee a statement by certain of its officers and an opinion of counsel that affirm compliance with all conditions in the Senior Indenture relating to the transaction. When those conditions are satisfied, the successor will succeed to and be substituted for Duke Capital under the Senior Indenture, and Duke Capital will be relieved of its obligations under the Senior Indenture and the Senior Notes.

MODIFICATION; WAIVER

     Duke Capital may modify the Senior Indenture with the consent of the holders of a majority in principal amount of the outstanding Senior Notes of all series of Senior Notes that are affected by the modification, voting as one class. The consent of the holder of each outstanding Senior Note affected is, however, required to:

     - change the maturity date of the principal or any installment of principal or interest on that Senior Note;

     - reduce the principal amount, the interest rate or any premium payable upon redemption on that Senior Note;

     - reduce the amount of principal due and payable upon acceleration of maturity;

     - change the currency of payment of principal, premium or interest on that Senior Note;

     - impair the right to institute suit to enforce any such payment on or after the maturity date or redemption date;

     - reduce the percentage in principal amount of Senior Notes of any series required to modify the Senior Indenture, waive compliance with certain restrictive provisions of the Senior Indenture or waive certain defaults; or

     - with certain exceptions, modify the provisions of the Senior Indenture governing modifications of the Senior Indenture or governing waiver of covenants or past defaults.

In addition, Duke Capital may modify the Senior Indenture for certain other purposes, without the consent of any holders of Senior Notes.

     The holders of a majority in principal amount of the outstanding Senior Notes of any series may waive, for that series, Duke Capital's compliance with certain restrictive provisions of the Senior Indenture, including the covenant described under "Negative Pledge." The holders of a majority in principal amount of the outstanding Senior Notes of all series under the Senior Indenture with respect to which a default has occurred and is continuing, voting as one class, may waive that default for all those series, except a default in the payment of principal or any premium or interest on any Senior Note or a default with respect to a covenant or provision which cannot be modified without the consent of the holder of each outstanding Senior Note of the series affected.

EVENTS OF DEFAULT

     The following are events of default under the Senior Indenture with respect to any series of Senior Notes, unless Duke Capital states otherwise in the applicable prospectus supplement:

     - failure to pay principal of or any premium on any Senior Note of that series when due;

     - failure to pay when due any interest on any Senior Note of that series that continues for 60 days; for this purpose, the date on which interest is due is the date on which Duke Capital is required to make payment following any deferral of interest payments by it under the terms of Senior Notes that permit such deferrals;

     - failure to make any sinking fund payment when required for any Senior Note of that series that continues for 60 days;

     - failure to perform any covenant in the Senior Indenture (other than a covenant expressly included solely for the benefit of other series) that continues for 90 days after the Senior Indenture Trustee or the holders of at least 33% of the outstanding Senior Notes of that series give Duke Capital written notice of the default; and

     - certain bankruptcy, insolvency or reorganization events with respect to Duke Capital.

In the case of the fourth event of default listed above, the Senior Indenture Trustee may extend the grace period. In addition, if holders of a particular series have given a notice of default, then holders of at least the same percentage of Senior Notes of that series, together with the Senior Indenture Trustee, may also extend the grace period. The grace period will be automatically extended if Duke Capital has initiated and is diligently pursuing corrective action.

     Duke Capital may establish additional events of default for a particular series and, if established, any such events of default will be described in the applicable prospectus supplement.

     If an event of default with respect to Senior Notes of a series occurs and is continuing, then the Senior Indenture Trustee or the holders of at least 33% in principal amount of the outstanding Senior Notes of that series may declare the principal amount of all Senior Notes of that series to be immediately due and payable. However, that event of default will be considered waived at any time after the declaration but before a judgment for payment of the money due has been obtained if:

     - Duke Capital has paid or deposited with the Senior Indenture Trustee all overdue interest, the principal and any premium due otherwise than by the declaration and any interest on such amounts, and any interest on overdue interest, to the extent legally permitted, in each case with respect to that series, and all amounts due to the Senior Indenture Trustee; and

     - all events of default with respect to that series, other than the nonpayment of the principal that became due solely by virtue of the declaration, have been cured or waived.

     The Senior Indenture Trustee is under no obligation to exercise any of its rights or powers at the request or direction of any holders of Senior Notes unless those holders have offered the Senior Indenture Trustee security or indemnity against the costs, expenses and liabilities which it might incur as a result. The holders of a majority in principal amount of the outstanding Senior Notes of any series have, with certain exceptions, the right to direct the time, method and place of conducting any proceedings for any remedy available to the Senior Indenture Trustee or the exercise of any power of the Senior Indenture Trustee with respect to those Senior Notes. The Senior Indenture Trustee may withhold notice of any default, except a default in the payment of principal or interest, from the holders of any series if the Senior Indenture Trustee in good faith considers it in the interest of the holders to do so.

     The holder of any Senior Note will have an absolute and unconditional right to receive payment of the principal, any premium and, within certain limitations, any interest on that Senior Note on its maturity date or redemption date and to enforce those payments.

     Duke Capital is required to furnish each year to the Senior Indenture Trustee a statement by certain of its officers to the effect that it is not in default under the Senior Indenture or, if there has been a default, specifying the default and its status.

PAYMENTS; PAYING AGENT

     The paying agent will pay the principal of any Senior Notes only if those Senior Notes are surrendered to it. The paying agent will pay interest on Senior Notes issued as global securities by wire transfer to the holder of those global securities. Unless Duke Capital states otherwise in the applicable prospectus supplement, the paying agent will pay interest on Senior Notes that are not in global form at its office or, at Duke Capital's option:

     - by wire transfer to an account at a banking institution in the United States that is designated in writing to the Senior Indenture Trustee at least 16 days prior to the date of payment by the person entitled to that interest; or

     - by check mailed to the address of the person entitled to that interest as that address appears in the security register for those Senior Notes.

     Unless Duke Capital states otherwise in the applicable prospectus supplement, the Senior Indenture Trustee will act as paying agent for that series of Senior Notes, and the principal corporate trust office of the Senior Indenture Trustee will be the office through which the paying agent acts. Duke Capital may, however, change or add paying agents or approve a change in the office through which a paying agent acts.

     Any money that Duke Capital has paid to a paying agent for principal or interest on any Senior Notes which remains unclaimed at the end of two years after that principal or interest has become due will be repaid to Duke Capital at its request. After repayment to Duke Capital, holders should look only to Duke Capital for those payments.

NEGATIVE PLEDGE

     While any of the Senior Notes remain outstanding, Duke Capital will not, and will not permit any Principal Subsidiary (as defined below) to, create, or permit to be created or to exist, any mortgage, lien, pledge, security interest or other encumbrance upon any Principal Property (as defined below) of Duke Capital or of a Principal Subsidiary or upon any shares of stock of any Principal Subsidiary, whether such Principal Property is, or shares of stock are, owned on or acquired after the date of the Senior Indenture, to secure any indebtedness for borrowed money of Duke Capital, unless the Senior Notes then outstanding are equally and ratably secured for so long as any such indebtedness is so secured.

     The foregoing restriction does not apply with respect to, among other things:

     - purchase money mortgages, or other purchase money liens, pledges, security interests or encumbrances upon property that Duke Capital or any Principal Subsidiary acquired after the date of the Senior Indenture;

     - mortgages, liens, pledges, security interests or other encumbrances existing on any property or shares of stock at the time Duke Capital or any Principal Subsidiary acquired it or them, including those which exist on any property or shares of stock of an entity with which Duke Capital or any Principal Subsidiary is consolidated or merged or which transfers or leases all or substantially all of its properties to Duke Capital or any Principal Subsidiary;

     - mortgages, liens, pledges, security interests or other encumbrances upon any property of Duke Capital or any Principal Subsidiary or shares of stock of any Principal Subsidiary that existed on the date of the initial issuance of Senior Notes or upon the property or shares of stock of any corporation existing at the time that corporation became a Principal Subsidiary;

     - pledges or deposits to secure performance in connection with bids, tenders, contracts (other than contracts for the payment of money) or leases to which Duke Capital or any Principal Subsidiary is a party;

     - liens created by or resulting from any litigation or proceeding which at the time is being contested in good faith by appropriate proceedings;

     - liens incurred in connection with the issuance of bankers' acceptances and lines of credit, bankers' liens or rights of offset and any security given in the ordinary course of business to banks or others to secure any indebtedness payable on demand or maturing within 12 months of the date that such indebtedness is originally incurred;

     - liens incurred in connection with repurchase, swap or other similar agreements (including commodity price, currency exchange and interest rate protection agreements);

     - liens securing industrial revenue or pollution control bonds;

     - liens, pledges, security interests or other encumbrances on any property arising in connection with any defeasance, covenant defeasance or in-substance defeasance of indebtedness of Duke Capital or any Principal Subsidiary;

     - liens created in connection with, and created to secure, a non-recourse obligation;

     - mortgages, liens, pledges, security interests or other encumbrances in favor of the United States of America, any state, any foreign country or any department, agency or instrumentality or political subdivision of any such jurisdiction, to secure partial, progress, advance or other payments pursuant to any contract or statute or to secure any indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of constructing or improving the property subject to such mortgages;

     - indebtedness which Duke Capital or any Principal Subsidiary may issue in connection with the consolidation or merger of Duke Capital or any Principal Subsidiary with or into any other entity, which may be an affiliate of Duke Capital or any Principal Subsidiary, in exchange for or otherwise in substitution for secured indebtedness of that entity ("Third Party Debt") which by its terms (1) is secured by a mortgage on all or a portion of the property of that entity, (2) prohibits that entity from incurring secured indebtedness, unless the Third Party Debt is secured equally and ratably with such secured indebtedness or (3) prohibits that entity from incurring secured indebtedness;

     - indebtedness of any entity which Duke Capital or any Principal Subsidiary is required to assume in connection with a consolidation or merger of that entity, with respect to which any property of Duke Capital or any Principal Subsidiary is subjected to a mortgage, lien, pledge, security interest or other encumbrance;

     - mortgages, liens, security interests or other encumbrances on property held or used by Duke Capital or any Principal Subsidiary in connection with the exploration for, or development, gathering, production, storage or marketing of, natural gas, oil or other minerals (including liquefied gas and synthetic gas);

     - mortgages, liens, pledges, security interests and other encumbrances in favor of Duke Capital, one or more Principal Subsidiaries, one or more wholly owned Subsidiaries (as defined below) of Duke Capital or any of the foregoing in combination;

     - mortgages, liens, pledges, security interests or other encumbrances upon any property acquired, constructed, developed or improved by Duke Capital or any Principal Subsidiary after the date of the Senior Indenture which are created before, at the time of, or within 18 months after such acquisition -- or in the case of property constructed, developed or improved, after the completion of the construction, development or improvement and commencement of full commercial operation of that property, whichever is later -- to secure or provide for the payment of any part of its purchase price or cost; provided that, in the case of such construction, development or improvement, the mortgages, liens, pledges, security interests or other encumbrances shall not apply to any property that Duke Capital or any Principal Subsidiary owns other than real property that is unimproved up to that time; and

     - the replacement, extension or renewal of any mortgage, lien, pledge, security interest or other encumbrance described above; or the replacement, extension or renewal (not exceeding the principal amount of indebtedness so secured together with any premium, interest, fee or expense payable in connection with any such replacement, extension or renewal) of the indebtedness so secured; provided that such replacement, extension or renewal is limited to all or a part of the same property that secured the mortgage, lien, pledge, security interest or other encumbrance replaced, extended or renewed, plus improvements on it or additions or accessions to it.

In addition, Duke Capital or any Principal Subsidiary may create or assume any other mortgage, lien, pledge, security interest or other encumbrance not excepted in the Senior Indenture without Duke Capital equally and ratably securing the Senior Notes, if immediately after that creation or assumption, the principal amount of indebtedness for borrowed money of Duke Capital that all such other mortgages, liens, pledges, security interests and other encumbrances secure does not exceed an amount equal to 10% of Duke Capital's common securityholder's equity as shown on its consolidated balance sheet for the accounting period occurring immediately before the creation or assumption of that mortgage, lien, pledge, security interest or other encumbrance.

     For purposes of the preceding paragraphs, the following terms have these meanings: "Principal Property" means any natural gas pipeline, natural gas gathering system, natural gas storage facility, natural gas processing plant or other plant or facility located in the United States that in the opinion of the Board of Directors or management of Duke Capital is of material importance to the business conducted by Duke Capital and its consolidated subsidiaries taken as a whole; "Principal Subsidiary" means any Subsidiary of Duke Capital that owns a Principal Property; and "Subsidiary" means, as to any entity, a corporation of which more than 50% of the outstanding shares of stock having ordinary voting power (other than stock having such power only by reason of contingency) is at the time owned, directly or indirectly, through one or more intermediaries, or both, by such entity.

DEFEASANCE AND COVENANT DEFEASANCE

     The Senior Indenture provides that Duke Capital may be:

     - discharged from its obligations, with certain limited exceptions, with respect to any series of Senior Notes, as described in the Senior Indenture, such a discharge being called a "defeasance" in this prospectus; and

     - released from its obligations under certain restrictive covenants especially established with respect to any series of Senior Notes, including the covenant described under "Negative Pledge," as described in the Senior Indenture, such a release being called a "covenant defeasance" in this prospectus.

Duke Capital must satisfy certain conditions to effect a defeasance or covenant defeasance. Those conditions include the irrevocable deposit with the Senior Indenture Trustee, in trust, of money or government obligations which through their scheduled payments of principal and interest would provide sufficient money to pay the principal and any premium and interest on those Senior Notes on the maturity dates of those payments or upon redemption.

     Following a defeasance, payment of the Senior Notes defeased may not be accelerated because of an event of default under the Senior Indenture. Following a covenant defeasance, the payment of Senior Notes may not be accelerated by reference to the covenants from which Duke Capital has been released. A defeasance may occur after a covenant defeasance.

     Under current United States federal income tax laws, a defeasance would be treated as an exchange of the relevant Senior Notes in which holders of those Senior Notes might recognize gain or loss. In addition, the amount, timing and character of amounts that holders would thereafter be required to include in income might be different from that which would be includible in the absence of that defeasance. Duke Capital urges investors to consult their own tax advisors as to the specific consequences of a defeasance, including the applicability and effect of tax laws other than United States federal income tax laws.

     Under current United States federal income tax law, unless accompanied by other changes in the terms of the Senior Notes, a covenant defeasance should not be treated as a taxable exchange.

CONCERNING THE SENIOR INDENTURE TRUSTEE

     JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank) is the Senior Indenture Trustee and the trustee under the Subordinated Indenture. Duke Capital and certain of its affiliates maintain deposit accounts and banking relationships with JPMorgan Chase Bank. JPMorgan Chase Bank also serves as trustee or agent under other indentures and agreements pursuant to which securities of Duke Capital and of certain of its affiliates are outstanding.

     The Senior Indenture Trustee will perform only those duties that are specifically set forth in the Senior Indenture unless an event of default under the Senior Indenture occurs and is continuing. In case an event of default occurs and is continuing, the Senior Indenture Trustee will exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs.

                              PLAN OF DISTRIBUTION

     The Senior Notes may be sold in any of three ways:

     - through underwriters or dealers;

     - directly to a limited number of institutional purchasers or to a single purchaser; or

     - through agents (or remarketing agents, in the case of a remarketing).

     The applicable prospectus supplement will describe the terms under which the Senior Notes are offered, including:

     - the names of any underwriters, dealers or agents;

     - the purchase price and the net proceeds from the sale;

     - any underwriting discounts and other items constituting underwriters' compensation;

     - any initial public offering price; and

     - any discounts or concessions allowed, re-allowed or paid to dealers.

     Any underwriters or dealers may from time to time change any initial public offering price and any discounts or concessions allowed, re-allowed or paid to dealers.

     If underwriters participate in the sale of the Senior Notes, those underwriters will acquire the Senior Notes for their own account and may resell them in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of the sale.

     Unless Duke Capital states otherwise in the applicable prospectus supplement, the obligations of any underwriter to purchase the Senior Notes will be subject to conditions, and the underwriter will be obligated to purchase all the Senior Notes offered, except that in some cases involving a default by an underwriter, less than all of the Senior Notes offered may be purchased. If the Senior Notes are sold through an agent, the applicable prospectus supplement will state the name and any commission that may be paid to the agent. Unless Duke Capital states otherwise in the prospectus supplement, that agent will be acting on a best-efforts basis for the period of its appointment.

     Underwriters, dealers acting as principals and agents participating in a sale of the Senior Notes may be deemed to be underwriters as defined under the Securities Act of 1933, and any discounts and commissions received by them and any profit realized by them on resale of the Senior Notes may be deemed to be underwriting discounts and commissions, under the Securities Act of 1933.

     Agents and underwriters may be entitled to indemnification against certain civil liabilities, including liabilities under the Securities Act of 1933, under agreements entered into with Duke Capital.

     Underwriters and their affiliates may engage in transactions with, and, from time to time, perform services for, Duke Capital or its affiliates in the ordinary course of their business.

     The Senior Notes may or may not be listed on a national securities exchange.

                                    EXPERTS

     The consolidated financial statements and the related financial statement schedule of Duke Capital incorporated in this prospectus by reference from Duke Capital's Annual Report on Form 10-K for the year ended December 31, 2003 have been audited by Deloitte & Touche LLP, independent auditors, as set forth in their report (which expresses an unqualified opinion and includes an explanatory paragraph concerning the adoption of the provisions of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as of January 1, 2001; Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," as of January 1, 2002; Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations," as of January 1, 2003; Statement of Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," as of July 1, 2003; Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," as of July 1, 2003; and Emerging Issues Task Force No. 02-03, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities, as of January 1, 2003), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                           VALIDITY OF THE SECURITIES

     Robert T. Lucas III, Esq., who is Duke Capital's Associate General Counsel and Assistant Secretary, and Simpson Thacher & Bartlett LLP, New York, New York will issue opinions about the validity of the Senior Notes and certain related matters on behalf of Duke Capital. Counsel named in the applicable prospectus supplement will pass upon the validity of the Senior Notes on behalf of any underwriters, dealers or agents.

                      WHERE YOU CAN FIND MORE INFORMATION

     Duke Capital files annual, quarterly and current reports and other information with the Securities and Exchange Commission, or the SEC. Such reports and other information can be inspected and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates from the Public Reference Section of the SEC at its Washington address. Please call the SEC at 1-800-SEC-0330 for further information.

     Duke Capital's filings are also available to the public through:

     - Duke Energy's web site at http://www.duke-energy.com; and

     - the SEC web site at http://www.sec.gov.

     Additional information about us is also available on Duke Energy's web site at http://www.duke-energy.com. Such web site is not a part of this prospectus.

     The SEC allows Duke Capital to "incorporate by reference" the information Duke Capital files with it, which means that Duke Capital can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that Duke Capital files later with the SEC will automatically update and supersede this information. Duke Capital incorporates by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until Duke Capital completes its offering of the Securities:

     - Duke Capital's annual report on Form 10-K for the year ended December 31, 2003; and

     - Duke Capital's current report on Form 8-K filed on March 3, 2004.

     Duke Capital will provide without charge a copy of these filings, other than any exhibits unless the exhibits are specifically incorporated by reference into this prospectus supplement. You may request your copy by writing Duke Capital at the following address or telephoning one of the following numbers:

     Investor Relations Department
     Duke Capital LLC
     P.O. Box 1005
     Charlotte, North Carolina 28201
     (704) 382-3853 or (800) 488-3853 (toll-free)

                                      PART II.

                       INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION (ESTIMATED):

     The estimated expenses of issuance and distribution, other than underwriting discounts and commissions, to be borne by Duke Capital LLC are as follows:

SEC Filing Fee..............................................  $  125,211*
Printing Costs..............................................     200,000
Legal Fees and Expenses.....................................     400,000
Accounting Fees.............................................      50,000
Blue Sky Fees and Expenses..................................      20,000
Rating Agency Fees..........................................     300,000
Miscellaneous...............................................      10,000
                                                              ----------
  TOTAL.....................................................  $1,105,211
                                                              ==========

---------------

* Actual

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 2 of Article VIII of the Limited Liability Company Agreement of Duke Capital LLC provides as follows:

     "The Company may, but shall not be required to, indemnify to the fullest extent permitted by law any person who is or was serving as a Manager, Officer, employee or agent of the Company or who, at the request of the Company, is or was serving as a Manager, Officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or as a trustee or administrator under an employee benefit plan, against
     (a) litigation expenses, including costs, expenses and reasonable attorneys' fees incurred by any such person in connection with any threatened, pending or completed action, suit or proceedings, whether civil, criminal, administrative or investigative, whether formal or informal, and whether or not brought by or on behalf of the Company, arising out of such person's status as such or such person's activities in any of the foregoing capacities, (b) liability, including payments made by such person in satisfaction of any judgment, money, decree, fine (including any excise tax assessed with respect to an employee benefit plan), penalty or settlement for which such person may have become liable in any such action, suit or proceeding, and (c) reasonable costs, expenses and attorneys' fees incurred by such person in connection with the enforcement of the indemnification rights provided herein.

     "Any such litigation expenses may, but shall not be required to be, paid by the Company in advance of the final disposition of any action, suit or proceeding upon receipt of an unsecured written promise by or on behalf of any such person to repay such amount unless it shall ultimately be determined that such person is entitled to be indemnified by the Company against such expenses."

     Section 18-108 of the Limited Liability Company Act of the State of Delaware, as amended, under which Duke Capital LLC is formed, empowers a limited liability company to indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever.

ITEM 16.  EXHIBITS.

     Reference is made to the information contained in the Exhibit Index filed as part of this Registration Statement, which information is incorporated herein by reference pursuant to Rule 411 of the Securities and Exchange Commission's Rules and Regulations under the Securities Act of 1933.

ITEM 17.  UNDERTAKINGS.

     (a) Undertaking related to Rule 415 offering:

          The undersigned registrant hereby undertakes:

             (1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this registration statement:

                (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

                (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

        provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrants pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") that are incorporated by reference in the registration statement.

             (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

             (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) Undertaking related to filings incorporating subsequent Exchange Act documents by reference:

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of Duke Capital LLC's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Undertaking related to acceleration of effectiveness:

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the indemnification provisions described in Item 15 above or in contractual arrangements pursuant thereto, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (d) The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrants pursuant to Rule 424(b)(1) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective:

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant, Duke Capital LLC, certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in Charlotte, North Carolina, on the 20th day of April, 2004.

                                          DUKE CAPITAL LLC

                                          By:      /s/ DAVID L. HAUSER
                                            ------------------------------------
                                                      David L. Hauser
                                                         President

     Pursuant to the requirements of the Securities Act of 1933, this registration statement or amendment thereto has been signed by the following managers and officers of Duke Capital LLC in the capacities and on the date indicated.

SIGNATURE                                              TITLE                       DATE
---------                                              -----                       ----

         /s/ DAVID L. HAUSER                         President                April 20, 2004
--------------------------------------     (Principal Executive Officer)
           David L. Hauser


         /s/ KEITH G. BUTLER                Chief Financial Officer and       April 20, 2004
--------------------------------------    Controller (Principal Financial
           Keith G. Butler                    and Accounting Officer)


          /s/ FRED J. FOWLER                          Manager                 April 20, 2004
--------------------------------------
            Fred J. Fowler


         /s/ DAVID L. HAUSER                          Manager                 April 20, 2004
--------------------------------------
           David L. Hauser


           /s/ JIM W. MOGG                            Manager                 April 20, 2004
--------------------------------------
             Jim W. Mogg

                                 EXHIBIT INDEX

EXHIBIT
NUMBER     EXHIBITS
-------    --------
 1.1*      --        Form of Underwriting Agreement relating to Senior Notes
                     (filed with Pre-Effective Amendment No. 1 to this
                     Registration Statement, as Exhibit 1.1).
 2.1*      --        Certificate of Conversion of Duke Capital Corporation into
                     Duke Capital LLC (filed with Current Report on Form 8-K,
                     File No. 000-23977, filed on March 3, 2004, as Exhibit 2.1).
 3.1*      --        Certificate of Formation of Duke Capital LLC (filed with
                     Current Report on Form 8-K, File No. 000-23977, filed on
                     March 3, 2004, as Exhibit 3.1).
 3.2*      --        Limited Liability Company Agreement of Duke Capital LLC
                     (filed with Current Report on Form 8-K, File No. 000-23977, filed on March 3, 2004, as Exhibit 3.2).
 4.1*      --        Senior Indenture between Duke Capital LLC (formerly known as
                     Duke Capital Corporation) and JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as Trustee, dated as of
                     April 1, 1998 (filed with Form S-3, File No. 333-71297,
                     effective February 10, 1999, as Exhibit 4.1).
 4.2*      --        First Supplemental Indenture dated as of July 20, 1998
                     between Duke Capital LLC and JPMorgan Chase Bank, as
                     Trustee, to the Senior Indenture (filed with Form 10-K for the year ended December 31, 2003, File No. 000-23977, as
                     Exhibit 4.2).
 4.3*      --        Second Supplemental Indenture dated as of September 28, 1999 between Duke Capital LLC and JPMorgan Chase Bank, as
                     Trustee, to the Senior Indenture (filed with Form 10-K for the year ended December 31, 2003, File No. 000-23977, as
                     Exhibit 4.3).
 4.4*      --        Third Supplemental Indenture dated as of March 19, 2001
                     between Duke Capital LLC and JPMorgan Chase Bank, as
                     Trustee, to the Senior Indenture (filed with Form 10-K for the year ended December 31, 2003, File No. 000-23977, as
                     Exhibit 4.4).
 4.5*      --        Fourth Supplemental Indenture dated as of November 19, 2001 between Duke Capital LLC and JPMorgan Chase Bank, as
                     Trustee, to the Senior Indenture (filed with Current Report on Form 8-K of Duke Energy Corporation, File No. 1-4928,
                     filed November 20, 2001, as Exhibit 4.1-A).
 4.6*      --        Fifth Supplemental Indenture dated as of February 15, 2002 between Duke Capital LLC and JPMorgan Chase Bank, as
                     Trustee, to the Senior Indenture (filed with Form 10-K for the year ended December 31, 2003, File No. 000-23977, as
                     Exhibit 4.6).
 4.7*      --        Sixth Supplemental Indenture dated as of February 28, 2002 between Duke Capital LLC and JPMorgan Chase Bank, as
                     Trustee, to the Senior Indenture (filed with Form 10-K for the year ended December 31, 2003, File No. 000-23977, as
                     Exhibit 4.7).
 4.8*      --        Seventh Supplemental Indenture dated as of April 16, 2002
                     between Duke Capital LLC and JPMorgan Chase Bank, as
                     Trustee, to the Senior Indenture (filed with Form 10-K for the year ended December 31, 2003, File No. 000-23977, as
                     Exhibit 4.8).
 4.9*      --        Eighth Supplemental Indenture dated as of February 18, 2004 between Duke Capital LLC and JPMorgan Chase Bank, as
                     Trustee, to the Senior Indenture (filed with Form 10-K for the year ended December 31, 2003, File No. 000-23977, as
                     Exhibit 4.9).
 4.10*     --        Ninth Supplemental Indenture dated as of February 20, 2004 between Duke Capital LLC and JPMorgan Chase Bank, as
                     Trustee, to the Senior Indenture (filed with Form 10-K for the year ended December 31, 2003, File No. 000-23977, as
                     Exhibit 4.10).
 4.11*     --        Form of Supplemental Indenture to the Senior Indenture to be
                     used in connection with the issuance of Senior Notes (filed with Pre-Effective Amendment No. 1 to this Registration
                     Statement, as Exhibit 4.2).
 4.12*     --        Form of Senior Note (included in Exhibit 4.11 above).
 5.1**     --        Opinion of Simpson Thacher & Bartlett LLP.
12.1*      --        Computation of ratio of earnings to fixed charges (filed
                     with Form 10-K for the year ended December 31, 2003, File
                     No. 000-23977, as Exhibit 12).

EXHIBIT
NUMBER     EXHIBITS
-------    --------
23.1**     --        Consent of Deloitte & Touche LLP.
23.2**     --        Consent of Simpson Thacher & Bartlett LLP (included in
                     Exhibit 5.1 above).
25.1**     --        Statement of Eligibility under the Trust Indenture Act of
                     1939, as amended, of JPMorgan Chase Bank (formerly known as
                     The Chase Manhattan Bank), as Senior Indenture Trustee.
99.1*      --        Press release dated March 1, 2004 (filed with Current Report on Form 8-K, File No. 000-23977, filed on March 3, 2004, as
                     Exhibit 99.1).

---------------

*  Previously filed and incorporated herein by reference thereto.

** Filed herewith.